Exhibit 99.1

CORUS ENTERTAINMENT SETS PRICING OF ITS TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 8.75% SENIOR SUBORDINATED NOTES DUE 2012

(January 18, 2006 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) (the “Company” or “Corus”) set the pricing for the previously announced tender offer and consent solicitation for its outstanding US$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012 (“Notes”).

The total consideration for the Notes was determined as of 2 p.m. ET on Wednesday, January 18, 2006, by reference to a fixed spread of 50 basis points above the yield to maturity of the 3.375% U.S. Treasury Note due February 28, 2007.

The total consideration for each US$1,000 principal amount of Notes validly tendered and accepted for payment is US$1081.59, which includes a consent payment of US$20.00 per US$1,000 principal amount of Notes tendered on or prior to 5p.m. ET on December 29, 2005 (the “Consent Deadline”) by holders who did not validly withdraw their Notes prior to the Withdrawal Rights Expiration of 5p.m. ET on December 29, 2005. Holders who validly tendered their Notes after the Consent Deadline but prior to expiration will receive the total consideration less the consent payment. Holders will also receive the accrued and unpaid interest on tendered Notes from the last interest payment date to, but not including, the Final Settlement Date, payable on the Final Settlement date. The Final Settlement Date is expected to be January 23, 2006.

The Expiration Time (as that term is defined in the Offer to Purchase) for the tender offer and consent solicitation has been extended to 12 midnight ET on January 20, 2006.

The depositary, Global Bondholder Services Corporation, has advised Corus that approximately US$373.5 million aggregate principal amount of the Notes, representing approximately 99.62% of the Notes outstanding, had been validly tendered and not withdrawn as of 5 p.m. ET on January 17, 2006.

Prior to 5 p.m. ET on December 29, 2005, Corus obtained the consents required to effect the proposed amendments to the indenture governing the Notes, which eliminate substantially all of the restrictive covenants and certain events of default contained in the indenture. The supplemental indenture containing these proposed amendments has been executed and will become operative upon our acceptance for payment of the Notes validly tendered and not withdrawn. Notes tendered and consents delivered prior to 5 p.m. ET on December 29, 2005 may no longer be withdrawn or revoked.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and consent solicitation are made only pursuant to the Offer to Purchase and Consent Solicitation Statement dated December 15, 2005 (“Offer to Purchase”) and related Letter of Transmittal and Consent (“Letter of Transmittal”). The tender offer and consent solicitation remain subject to the satisfaction or waiver by Corus of various conditions described in the Offer to Purchase.

Copies of the Offer to Purchase and Letter of Transmittal can be obtained by contacting Global Bondholder Services Corporation, the information agent and depositary, at (866) 470-4300 (toll free) or (212) 430-3774 (collect). Citigroup Corporate and Investment Banking is the exclusive dealer manager and solicitation agent for the tender offer and consent solicitation. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Citigroup at (800) 558-3745 or (212) 723-6106.

None of the Company, the dealer manager or the information agent makes any recommendations as to whether or not holders should tender their Notes pursuant to the tender offer and consent solicitation to the proposed amendments to the indenture governing the Notes, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to consent to the proposed amendments to the indenture governing the Notes and to tender Notes, and, if so, the principal amount of Notes to tender.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children's programming and products. The Company's other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus' website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.